Exhibit 99.1

HaNechoshet 10, Tel-Aviv, 6971072

Israel

February 12, 2024

Dear Shareholder:

You are cordially invited to attend a special general meeting (the “Meeting”) of the shareholders of Medigus Ltd. (the “Company”), to be held on March 6, 2024, beginning at 5:00 PM, Israel time (10:00 AM Eastern time), at the offices of the Company, HaNechoshet 10, Tel-Aviv, 6971072, Israel, or at any adjournments thereof.

The Company’s formal notice of the Meeting and the proxy statement for the Meeting (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on February 15, 2024, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of a Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Eliyahu Yoresh
Chairman of the Board of Directors

MEDIGUS LTD.

HaNechoset 10, Tel-Aviv, 6971072, Israel

PROXY STATEMENT

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on March 6, 2024

Notice is hereby given to the holders of ordinary shares, of no par value (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts, each representing fifteen (15) Ordinary Shares, issued by The Bank of New York Mellon (“ADSs” and “ADRs”, respectively), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on March 6, 2024, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of the Company, HaNechoshet 10, Tel-Aviv, 6971072, Israel, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Approval of amendments to the articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association (the “Memorandum of Association”), implementing the change of name of the Company from “Medigus Ltd.” to “Xylo Technologies Ltd.” or any other similar name which will be approved by the Israeli Registrar of Companies (the “Name Change Proposal”).

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of the above proposal, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders and ADR holders of record at the close of business on Thursday, February 15, 2024, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person are urged to vote with respect to the proposal by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on March 6, 2024) with a proof of ownership on the Record Date in accordance with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. Such proxy statement will also be available on the Company’s website at www.medigus.com.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tali Dinar (Tel: +972-3-689-9124).

By Order of the Board of Directors,

Eliyahu Yoresh
Chairman of the Board of Directors

Tel-Aviv, Israel

February 12, 2024

MEDIGUS LTD.

HaNechoshet 10, Tel-Aviv, 6971072, Israel

Tel: +972-3-689-9124

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, of no par value (the “Ordinary Shares”), and to holders of American depository shares evidenced by American depositary receipts, each representing fifteen (15) Ordinary Shares, issued by The Bank of New York Mellon ((“ADSs”) and “ADRs”, respectively), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on Wednesday, March 6, 2024, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of the Company, HaNechoshet 10, Tel-Aviv, 6971072, Israel, or at any adjournments thereof.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares and ADR holders of record at the close of business on February 15, 2024 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on February 9, 2024, the Company had 28,420,610 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares and ADR holders who will not attend the Meeting in person are urged to vote with respect to the proposal by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on Wednesday, March 6, 2024). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. Such Proxy Statement will also be available on the Company’s website at www.medigus.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Holders of Ordinary Shares and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, or with the ADR depositary, in the case of holders of ADRs, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Thursday, February 29, 2024. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation, therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, March 7, 2024, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval the Proposal requires the affirmative vote of the Company’s shareholders holding at least seventy five percent (75%) of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, excluding abstentions.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Israeli Companies Law, 5759-1999and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 10 Hanechoshet, Tel-Aviv 6971072, Israel, Attention: Ms. Tali Dinar, Chief Financial Officer, facsimile number 972-8-8541442, e-mail address: tali.dinar@medigus.com no later than Thursday, February 15, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, February 22, 2024, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tali Dinar (Tel: +972-3-6899124).

PROPOSAL NO. 1

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY, IMPLEMENTING THE CHANGE OF NAME OF THE COMPANY FROM “MEDIGUS LTD.” TO “XYLO TECHNOLOGIES LTD” OR ANY OTHER SIMILAR NAME WHICH WILL BE APPROVED BY THE ISRAELI REGISTRAR OF COMPANIES.

At the Meeting, shareholders will be asked to approve the amendment of the Company’s Articles of Association and the Memorandum of Association, to change the Company’s name from “Medigus Ltd.” to “Xylo Technologies Ltd.” or any other similar name which will be approved by the Israeli Registrar of Companies which our Board believes will better reflect the Company’s current focus on new technologies and rebranding. On January 25, 2024, the Board approved the amendment to the Company’s articles of association, to change the name of the Company from “Medigus Ltd.” to “Xylo Technologies Ltd.”, or any other similar name which will be approved by the Israeli Registrar of Companies and recommends that the shareholders approve the Name Change Proposal.

The following amendments to the Company’s Articles of Association and Memorandum of Association is qualified in its entirety by reference to the text of the amended and restated articles of association, as amended.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the Articles of Association and Memorandum of Association of the Company, implementing the Name Change Proposal as detailed in the Proxy Statement, dated February 12, 2024.”

The Board recommends shareholders vote

“FOR” Proposal No. 1

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Eliyahu Yoresh
Chairman of the Board of Directors of the Company

Dated: February 12, 2024

5